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                                                FILED PURSUANT TO RULE 424(B)(3)
                                          REGISTRATION NOS. 333-41412, 333-47374

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 4, 2000

                                   TNPC, INC.

    TNPC, Inc. announced on October 19, 2000 that it had reached an agreement with PECO Energy Company to supply "competitive default service" for up to 299,000 of PECO's electricity customers who have not selected a competitive energy services provider.

    PECO provides electric delivery service in southeastern Pennsylvania, and is one of TNPC's initial target markets. Pursuant to requirements in PECO's 1998 settlement of its electric restructuring case, PECO issued a request for proposal for a third party to supply competitive default service to 20% of its residential customers for a three-year term beginning January 1, 2001. PECO selected TNPC's subsidiary, The New Power Company, in this process, and the two parties reached a definitive agreement on October 18, 2000.

    Under the agreement, The New Power Company has committed to provide electricity at a discount to PECO's current rates for residential customers who participate in this program. The customers will be selected on a random basis. The agreement is subject to regulatory approval by the Pennsylvania Public Utility Commission.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 20, 2000.